

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via E-mail
Gary Stern
Chief Executive Officer
Asta Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re:** **Asta Funding, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 13, 2013**
> **Response dated March 28, 2014**
> **Response dated April 7, 2014**
> **Response dated June 20, 2014**
> **Response dated July 31, 2014**
> **File No. 001-35637**

Dear Mr. Stern:

We have reviewed your supplemental responses and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Notes to Consolidated Financial Statements

Note C – Consumer Receivables Acquired for Liquidation, page F-16

1. We note your response to comments 1 and 3 of our letter dated July 25, 2014. We note your disclosure on page F-10 that you use the pool method described in ASC 310-30-15-6 to account for these acquired receivables and that income recognition is based on the static pool(s) and not individual loans. Your policy is to prospectively adjust the internal rate of return ("IRR") of a pool when there are significant increases in actual or expected

future cash flows and record impairment or write-down of the pool when there are decreases in expected cash flows or collection estimates are not received. However, Exhibit 3 of your response shows several significant differences between estimated collections and actual net collections where the IRR was not adjusted or impairment recorded. For example, during the first quarter of 2013 your actual collections for Portfolio 19 was 112% more than estimated and continued to be significantly higher until fourth quarter when the estimate went to $0. In addition, you clearly state on page F-11 that no accretable yield adjustments were recorded in the fiscal year ended September 30, 2013. Portfolio 27 is an example where the actual collections were significantly less in every quarter of Fiscal 2013, for a total shortfall of $0.24 million or 6% of income before tax, but no impairment was ever recorded.

Based on the information provided in Exhibit 3, it does not appear that the interest income and impairment recognized on the interest method portfolio in Fiscal 2013 was in accordance with your interest income recognition policy described in your Form 10-K and ASC 310-30. For each period presented, please explain how you determined that the departure from your policy and US GAAP did not represent a material error. Provide a SEC Staff Accounting Bulletin No. 99 materiality analysis that considers both "quantitative" and "qualitative" factors. Examples of such factors include whether the misstatement concerns a portion of your business that has been identified as playing a significant role in your operations or profitability and quantitative impact to key metrics or individual line items of your financial statements including total revenues, income before income tax expense, earnings per share, etc.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comment.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant